June 28, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson Special Counsel

RE:	RLJ Entertainment, Inc. Post-Effective Amendment to Form S-1 Filed June 3, 20016 File No. 333-205588

Ladies and Gentlemen:

This letter is being furnished on behalf of RLJ Entertainment, Inc. (the “Company”) in response to your comment letter dated June 27, 2016.  Please note that the Company has concurrently filed Post-Effective Amendment No. 2 to its Registration Statement on Form S-1 addressing the comments.  We have set forth below each of your comments followed by the Company’s response.

Risk Factors, page 5

Risks Associated with Our Liquidity, Our Business and Our Industry, page 5

If we fail to meet all applicable continued listing requirements..., page 5

Please revise to provide updated disclosure regarding the deficiency letter you received from NASDAQ on April 21, 2016 regarding your failure to maintain a minimum stockholder’s equity of $2,500,000. We note your disclosure that you were provided a grace period of 45 calendar days, or until June 6, 2016, to submit a plan to regain compliance with this requirement. In addition, on your prospectus cover page, please indicate the market price of your common stock as of the latest practicable date.

Response:  We have revised the risk factor set forth on page 5 of the prospectus to disclose that NASDAQ has accepted our plan and extended the compliance deadline to August 5, 2016.  We have also indicated the market price of our common stock on the cover page as of the latest practicable date.

8515 Georgia Avenue, Suite 650, Silver Spring, MD  20910     T 301.608.2115   F 301.608.9313

www.RLJEntertainment.com

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

RLJ ENTERTAINMENT, INC.

By:	/s/ Miguel Penella
Name: Miguel Penella
Title: Chief Executive Officer